UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Commission File Number: 000-11743
WACOAL HOLDINGS CORP.
(Translation of registrant’s name into English)
29, Nakajima-cho, Kisshoin, Minami-ku
Kyoto, Japan
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Information furnished on this form:
EXHIBIT INDEX

Exhibit	Date	Description of Exhibit

1	February 1, 2011	Consolidated Business Result for the Third Quarter of the Fiscal Year Ending March 31, 2011

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WACOAL HOLDINGS CORP. (Registrant)
By:	/s/ Ikuo Otani
Ikuo Otani
Director and General Manager of Corporate Planning

Date: February 1, 2011

EXHIBIT 1
[Translation]
Consolidated Business Results for the Third Quarter of the Fiscal Year Ending March 31, 2011
[U.S. Accounting Standards]
January 31, 2011

Listed Company:	Wacoal Holdings Corp.	Stock Exchanges: Tokyo, Osaka
Code Number:	3591 (URL: http://www.wacoalholdings.jp/ir/)
Representative:	Position: President and Representative Director
Name: Yoshikata Tsukamoto
For Inquiries:	Position: Director and General Manager of Corporate Planning
	Name: Ikuo Otani	Tel: +81 (075) 682-1028

Scheduled submission date of quarterly report: February 14, 2011 Scheduled start date of dividend payment: —
Supplementary materials regarding quarterly business results:	None
Explanatory meeting regarding quarterly business results:	None
(Amounts less than 1 million yen have been rounded)

1.	Third Quarter of the Fiscal Year Ending March 31, 2011 (April 1, 2010 — December 31, 2010)

(1)	Consolidated Business Results

	(% indicates increase (decrease) from the corresponding period of the previous fiscal year)
							Net Income
							Attributable to
							Wacoal Holdings
	Sales		Operating Income		Pre-tax Net Income		Corp.
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%
Consolidated First Nine Months ended December 31, 2010	128,373	3.1	9,195	52.0	8,717	57.9	4,637	23.2
Consolidated First Nine Months ended December 31, 2009	124,571	(8.0)	6,051	(50.5)	5,520	(44.6)	3,764	(41.3)

	Net Income	Diluted Net Earnings
	Attributable to	Attributable to
	Wacoal Holdings	Wacoal Holdings
	Corp. Per Share	Corp.Per Share
	Yen	Yen
Consolidated First Nine Months ended December 31, 2010	32.83	32.80
Consolidated First Nine Months ended December 31, 2009	26.65	26.63

(2)	Consolidated Financial Condition

		Total Equity	Total Shareholders’	Total Shareholders’	Shareholders’
	Total Assets	(Net Assets)	Equity	Equity Ratio	Equity Per Share
	Million Yen	Million Yen	Million Yen	%	Yen
As of December 31, 2010	221,276	172,181	170,290	77.0	1,208.98
As of the end of Fiscal Year (March 31, 2010)	223,387	173,553	171,630	76.8	1,215.52

2.	Status of Dividends

	Annual Dividend

	End of First	End of Second	End of Third
	Quarter	Quarter	Quarter	Year-End	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal Year Ended March 31, 2010	—	—	—	20.00	20.00
Fiscal Year Ending March 31, 2011	—	—	—
Fiscal Year Ending March 31, 2011 (Estimates)				20.00	20.00

(Note)	Revision of estimated dividends during the Third Quarter: None

3.	Forecast of Consolidated Business Results for the Fiscal Year Ending March 31, 2011 (April 1, 2010 - March 31, 2011)

(% indicates changes from prior fiscal year)
							Net Income		Net Income
							Attributable to		Attributable to
			Operating		Pre-tax Net		Wacoal Holdings		Wacoal Holdings
	Sales		Income		Income		Corp.		Corp. Per Share
	Million Yen	%	Million Yen	%	Million Yen	%	Million Yen	%	Yen
Fiscal Year Ending March 31, 2011	168,000	2.9	5,600	47.0	5,100	63.3	3,200	26.8	22.66

(Note)	Revision of forecast of consolidated business results during the Third Quarter: None

4.	Other (For details, please see “Other Information” on page 6 of the attached materials.)

(1)	Changes in significant subsidiaries in the third quarter of the current fiscal year: None (i.e., changes in specified subsidiaries (tokutei kogaisha) which involve change in scope of consolidation)

(2)	Application of simplified accounting methods and specific accounting methods: None
(i.e., application of simplified accounting methods and specific accounting methods in preparing quarterly consolidated financial statements)

(3)	Changes in accounting principles, procedures and indication method: (i) Changes due to modifications in accounting standards, etc.: None (ii) Changes other than (i) above: None

(4)	Number of Issued Shares (Common Stock)

		Third Quarter ended	Fiscal Year ended
		December 31, 2010	March 31, 2010
(i)	Number of issued shares (including treasury stock) as of the end of:	143,378,085 shares	143,378,085 shares
(ii)	Number of shares held as treasury stock as of the end of:	2,524,321 shares	2,179,739 shares
(iii)	Average number of shares during (Consolidated Third Quarter ended December 31):	141,241,625 shares	141,254,486 shares (Third Quarter ended December 31, 2009)

*	Notes on Implementation of Quarterly Review Procedures
This summary of quarterly financial results is not subject to the quarterly review procedures based on the Financial Instruments and Exchange Law. The review procedures for the quarterly financial statements based on the Financial Instruments and Exchange Law had not been completed at the time of disclosure of this summary of quarterly financial results.

*Cautionary Statement regarding Forecast of Business Results
     The forecast of business results is based on information available as of the date these data were released and, due to various risks, uncertainties and other factors arising in the future, actual results may largely differ from our estimates.
     These risks, uncertainties and other factors include: the impact of the ongoing global economic downturn and financial crisis; the impact on our business of anticipated continued weakness of department stores and other general retailers in Japan; our ability to successfully develop, manufacture, market and sell products in Japan and our other markets that meet the changing tastes and needs of consumers and to deliver high quality products; the highly competitive nature of our business and the strength of our competitors; our ability to successfully expand and operate our network of specialty retail stores and achieve profitable operations at these stores; our ability to further develop our catalog and Internet sales capabilities; our ability to effectively manage our inventory levels; our ability to reduce costs; our ability to attract and retain highly qualified personnel; effects of seasonality on our business and performance; risks related to conducting our business internationally; risks from acquisitions and other strategic transactions with third parties; risks from disputes relating to intellectual property; our ability to fully comply with all applicable laws and regulations regarding the protection of customer information and our ability to protect our trade secrets; our ability to establish and maintain effective internal controls; the impact of weakness in the Japanese equity markets on our holdings of Japanese equity securities; and the impact of any natural disaster or epidemic on our business; risks of not successfully collecting return of investment in new markets; and other risks referred to from time to time in Wacoal Holdings’ filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

Table of Contents for Attached Materials

1.	Qualitative Information Regarding Consolidated Performance during the Third Quarter	2

(1)	Qualitative Information regarding Consolidated Business Results	2

(2)	Qualitative Information regarding Consolidated Financial Condition	5

(3)	Qualitative Information regarding Forecast of Consolidated Business Results	5

2.	Other Information	6

(1)	Summary of Changes in Significant Subsidiaries	6

(2)	Summary of Application of Simplified Accounting Methods and Specific Accounting Methods	6

(3)	Summary of Changes in Accounting Principles, Procedures and Indication Method	6

3.	Consolidated Financial Statements	7

(1)	Consolidated Balance Sheets	7

(2)	Consolidated Quarterly Income Statements	9

(3)	Consolidated Cash Flow Statements	10

(4)	Notes on Going Concern	11

(5)	Segment Information	11

(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity	12

(7)	Status of Sales	12

1.	Qualitative Information Regarding Consolidated Performance during the Third Quarter
(1)	Qualitative Information regarding Consolidated Business Results
(i)	Performance Overview of the Third Quarter
     During the first nine-months of the current fiscal year, despite signs of gradual recovery, the outlook of the Japanese economy has continued to remain uncertain. This is a result of the continued severe state of employment and income levels, appreciation of the yen, declining stock prices and general concerns about the direction of the economy caused by the global economic downturn.
     Although certain sectors of the women’s fashion and clothing industry are showing signs of recovery, the industry continues to experience difficulties as individual consumption has yet to fully recover.
     In this business environment, our group, primarily through Wacoal Corp. (our core operating entity), sought to improve the strength of our products and to develop products that are responsive to consumer needs. In addition, we implemented our mid-term plan in April of this current fiscal year, and began making efforts in strengthening growth and improving profitability.
     Consequently, with respect to our consolidated business results for the first nine-months of the current fiscal year, while sales from Wacoal Corp. remained at the same level as the corresponding period of the previous fiscal year, overall sales increased as compared to the corresponding period of the previous fiscal year due to the (i) favorable performance of our overseas business, (ii) consolidation of the business results of Lecien Corporation (“Lecien”) (which became our wholly-owned subsidiary last year) and (iii) improvement in sales generated by Nanasai Co., Ltd. (“Nanasai”). Operating income increased as compared to the corresponding period of the previous fiscal year due to (i) Wacoal Corp.’s efforts in reducing cost and expense and (ii) improvement in income generated by our operation in the U.S.

Sales:	128,373 million yen (an increase of 3.1% as compared to the corresponding period of the previous fiscal year)

Operating income:	9,195 million yen (an increase of 52.0% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:	8,717 million yen (an increase of 57.9% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	4,637 million yen (an increase of 23.2% as compared to the corresponding period of the previous fiscal year)
(ii)	Business Overview of the Operating Segment
a.	Wacoal Business (Domestic)
     In Wacoal Corp.’s Wacoal brand business, sales of most of the core brassieres showed strong performance, as a result of our successful promotional campaign based on the key-word “body aging (physiological changes associated with aging)”, which stemmed from the results of Wacoal Corp. Human Science Research Center’s research announced in April. We were able to emphasize the importance of “choosing the right underwear to match physiological changes” to a broad range of consumers , which led to an increase in the overall sales of brassieres. Conversely, sales of girdles, which were mainly developed in connection with our new Style Science functional underwear series, were largely below the results from the previous fiscal year. In addition, sales of our seasonal undergarment were largely below the results from the previous fiscal year due to increased competition from products sold by our competitors. As a result of the above, overall sales of our core Wacoal brand business were below the results for the corresponding period of the previous fiscal year.
     In our Wing brand business, sales were affected by clients’ inventory adjustments, despite steady in-store performance. Similar to the Wacoal brand business, sales of brassieres were strong; however, sales of our undergarments were affected by mass merchandisers’ private-label brand products and the products sold by our competitors. Consequently, sales of girdles showed poor performance, and results were below the results from the previous fiscal year. With respect to men’s undergarment, although sales of basic items and our functional products targeted at senior consumers showed steady performance, sales were below the results from the previous fiscal year, mainly as a result of a decrease in sales of our Style Science product, Cross Walker, which were below the results from the previous fiscal year. Due to the above, overall sales of our Wing brand business were below the results for the corresponding period of the previous fiscal year.
     Regarding our specialty retail stores business, overall sales exceeded the results for the corresponding period of the previous fiscal year due to favorable performance of our reasonably-priced brassiere products from our direct retail store AMPHI, as well as steady sales from our Wacoal Factory Stores, which are located in outlet malls.
     Although sales from our existing stores of Une Nana Cool Corp. (a subsidiary of Wacoal Corp. that engages in the specialty retail store business) were below the results for the corresponding period of the previous fiscal year, new store openings helped overall sales to exceed the results for the corresponding period of the previous fiscal year.
     In our wellness business, sales of our high-function tights and sports bras from our “CW-X” brand achieved sales growth due to an increase in health-consciousness. In addition, sales of our business footwear, which focuses on functionality showed favorable performance as a result of advertisements made in public transportation in September. As a result, overall sales from our wellness business exceeded the results for the corresponding period of the previous fiscal year.
     In our catalog sales business, sales fell below the results from the previous fiscal year due to the decrease in purchases in our autumn catalogue as a result of the hot summer. However, our online Wacoal Web Store significantly increased its sales due to an increase in the number of total users accessing the website after the sales of limited items on the website gained significant popularity. As a result, overall sales from our catalog sales business remained the same as the results for the corresponding period of the previous fiscal year.
     As seen above, although sales from our specialty retail stores business and wellness business performed strongly, the overall sales of Wacoal Corp. remained the same as the results for the corresponding period of the previous fiscal year due to lower sales of our core Wacoal and Wing brand products. Our operating income, however, largely exceeded the operating income for the corresponding period of the previous fiscal year due to our successful efforts in improving our sales-to-profit ratio and cost-cutting initiatives, a part of our structural reform that we have implemented from the current fiscal year.

Sales:	87,344 million yen (a decrease of 1.2% as compared to the corresponding period of the previous fiscal year)

Operating income:	7,906 million yen (an increase of 49.2% as compared to the corresponding period of the previous fiscal year)
b.	Wacoal Business (Overseas)
     As for our overseas operations (from January 2010 to September 2010), we actively made efforts in expanding our U.S. market share and enhancing our product lineup, as well as in expanding sales in surrounding countries, to counter concerns over the economic slowdown and weak consumer spending in the United States. Although there seems to be a movement to control shop inventories at department stores, which make up our major clients, sales exceeded the results for the corresponding period of the previous fiscal year, mainly as a result of the strong performance of our reasonably-priced brassiere and functional bottom products. With respect to profitability, in addition to an increase in sales, operating income exceeded the results for the corresponding period of the previous fiscal year due to an improvement in our sales-to-profit ratio and cost reduction efforts. The exchange rate in the third quarter of the current fiscal year was 89 yen per dollar (compared to 94 yen per dollar for the corresponding period of the previous fiscal year).
     As for our business in China, despite the elements of instability such as increases in labor costs, we actively promoted the opening of new stores in inner mainland China. Although sales from these new stores were below our original expectations due to a lack of brand recognition, sales significantly exceeded the results for the corresponding period of the previous fiscal year, mainly as a result of sales from our core Wacoal brand, as well as the strong performance of existing shops in coastal China. Profit was below the results for the corresponding period of the previous fiscal year as a result of accelerated shop openings and an increase in promotional expenses.

Sales:	15,349 million yen (an increase of 7.4% as compared to corresponding period of the previous fiscal year)

Operating income:	1,494 million yen (an increase of 22.9% as compared to the corresponding period of the previous fiscal year)
c.	Peach John Business
     With respect to Peach John Co., Ltd. (“Peach John”) (for the period from March 2010 to November 2010), although sales from our cosmetic beauty catalogue showed steady performance, mail-order sales fell below the results for the corresponding period of the previous fiscal year due to weak sales of our core autumn and winter catalog. Sales from our direct retail stores also fell below the results for the corresponding period of the previous fiscal year due to a decrease in the number of shops and a shortage of our best-selling products at existing shops. As for our directly-managed overseas stores, we opened three shops in Shanghai after August, in addition to our two directly-managed stores in Hong Kong. Initially, we faced some problems such as delays in delivery; however, situations are gradually improving and we additionally opened two shops in Shanghai in December. Although we actively promoted our overseas operations, overall sales from our Peach John business were significantly affected by the weak performance of our domestic business and were below the results for the corresponding period of the previous fiscal year. With respect to profitability, despite our efforts to achieve efficiency by reducing the number of catalogs published and reassessing the media through which we advertize, we suffered an operating loss as a result of a decrease in sales.

Sales:	9,161 million yen (a decrease of 7.4% as compared to the corresponding period of the previous fiscal year)

Operating loss:	541 million yen (as compared to 147 million yen of operating loss incurred for the corresponding period of the previous fiscal year)
d.	Other[1]
     With respect to the business of Lecien, sales from our core innerwear and outerwear products were below the results for the corresponding period of the previous fiscal year as a result of the weak performance in the mass merchandiser market. In the Art/Hobby business, sales of embroidery thread and sewing fabrics for handicrafts remained the same as the results for the corresponding period of the previous fiscal year; however, in material business, which handles lace materials, sales were below the results for the corresponding period of the previous fiscal year due to the weak sales of lace for innerwear. Although overall sales from Lecien were below the results for the corresponding period of the previous fiscal year as a result of poor performance of our core products, operating income improved as compared to the corresponding period of the previous fiscal year, and we achieved a surplus as we were successful in liquidating the underperforming businesses and cutting costs.
     As for Nanasai, which engages in the manufacturing, sales and rental business of mannequins and interior design and construction of stores at commercial facilities, sales greatly exceeded the results for the corresponding period of the previous fiscal year as a result of favorable performance in the manufacturing, sales and rental business of mannequins, as well as steady orders for shop renovations from department stores, which constitute our major clients. Although we suffered an operating loss, profitability greatly improved as we conducted a thorough reassessment of costs.

Sales:	16,519 million yen (an increase of 37.9% as compared to the corresponding period of the previous fiscal year)

[1]	In our annual report on Form 20-F for the year ended March 31, 2010, that was filed with the SEC on July 16, 2010, Nanasai was presented as a separate business segment rather than within the “Other” business segment. Including Nanasai in the Other business segment is consistent with our internal management reporting practice and permissible under Japanese law for the purpose of this form of earnings release disclosure.

Operating income:	336 million yen (as compared to 317 million yen of operating loss for the corresponding period of the previous fiscal year)

(2)	Qualitative Information regarding Consolidated Financial Condition
(i)	Status of Assets, Liabilities and Total Shareholders’ Equity
     Our total assets as of the end of the current consolidated third quarter were 221,276 million yen, a decrease of 2,111 million yen from the end of the previous fiscal year, as a result of a decrease in investments due to changes in stock prices.
     With respect to liabilities, our current liabilities were 49,095 million yen, a decrease of 739 million yen from the end of the previous fiscal year as a result of the decrease in short-term bank loans and accounts payable under current liabilities and a decrease of deferred tax liabilities under long-term liabilities.
     Shareholders’ equity was 170,290 million yen, a decrease of 1,340 million yen from the end of the previous fiscal year, due to foreign currency exchange adjustments and fluctuations of unrealized gain on securities.
     As a result of the above, our total shareholders’ equity ratio as of the end of the current consolidated third quarter was 77.0%, an increase of 0.2% from the end of previous fiscal year.
(ii)	Cash Flow Status
     Cash and cash equivalents as of the end of the third quarter of the current fiscal year were 28,030 million yen, an increase of 3,713 million yen from the end of the previous fiscal year.
     (Cash From Operating Activities)
     Cash from operating activities was 9,803 million yen, an increase of 1,124 million yen as compared to the corresponding period of the previous fiscal year, due to decreases in depreciation expenses and inventories.
     (Cash Used in Investment Activities)
     Cash used in investment activities was 1,829 million yen, a decrease of 1,781 million yen as compared to the corresponding period of the previous fiscal year, due to such things as the acquisition of marketable securities and tangible fixed assets, despite proceeds from the sale and redemption of marketable securities.
     (Cash Flow Used in Financing Activities)
     Cash used in financing activities was 3,540 million yen, a decrease of 449 million yen as compared to the corresponding period of the previous fiscal year, due to such things as cash dividend payments.

(3)	Qualitative Information regarding Forecast of Consolidated Business Results
     We have not revised our forecast of consolidated business results for the fiscal year ending March 31, 2011 since our announcement on October 29, 2010.
     There is no sign of a full economic recovery or an improvement in consumer spending and we expect to face a continued difficult business environment. However, we plan to strengthen our ability to adapt to the changed environment and nevertheless expand sales by continuously developing products with real value using our group’s high-quality and high-functionality manufacturing technologies.
     As for Wacoal Corp., we will continue to develop promotional campaigns with the key-word “body aging” and to stimulate the underwear market by spreading such campaigns. In addition, we will promote and develop products and shops using the resources of our group, as a whole, including Lecien, and we will actively make efforts to expand our specialty retail store business and wellness business, which we believe have further growth potential.
     As for our overseas business, although we are still concerned about the effect of foreign exchange conversion on the consolidation of the results of our overseas business caused by the appreciation of the yen, our business in the U.S.

continues to show steady performance and we will make efforts to further enhance our product lineup and to enhance our online sales. In China, our business is rapidly expanding despite various risk factors, and we will enhance our brand recognition by accelerating our shop openings in inland China and by proactively conducting promotional activities, while responding to changes in the business environment.
     As for the Peach John business, in order to return to a pattern of growth, we will promote business model transformation, corporate structural reform, and restructuring and renovation to streamline our business operations in order to respond to the changes in the business environment while also actively developing our business in China.

Sales:	168,000 million yen (an increase of 2.9% as compared to the corresponding period of the previous fiscal year)

Operating income:	5,600 million yen (an increase of 47.0% as compared to the corresponding period of the previous fiscal year)

Pre-tax net income:	5,100 million yen (an increase of 63.3% as compared to the corresponding period of the previous fiscal year)

Net income attributable to Wacoal Holdings Corp.:	3,200 million yen (an increase of 26.8% as compared to the corresponding period of the previous fiscal year)

2.	Other Information
(1)	Summary of Changes in Significant Subsidiaries:

Not applicable.

(2)	Summary of Application of Simplified Accounting Methods and Specific Accounting Methods:

Not applicable.

(3)	Summary of Changes in Accounting Principles, Procedures and Indication Method:

Not applicable.

3.	Consolidated Financial Statements
(1)	Consolidated Balance Sheets

	Current Consolidated
	Third Quarter	Previous Fiscal Year
Accounts	as of December 31, 2010	as of March 31, 2010	Increase/(Decrease)
(Assets)	Million Yen	Million Yen	Million Yen

I. Current assets:

Cash and bank deposits	28,030	24,317	3,713
Time deposits	339	—	339
Marketable securities	5,506	6,529	(1,023)
Receivables:
Notes receivable	793	469	324
Accounts receivable — trade	21,524	21,116	408

	22,317	21,585	732
Allowance for returns and doubtful receivables	(2,348)	(1,972)	(376)

	19,969	19,613	356
Inventories	30,679	32,103	(1,424)
Deferred tax assets	4,143	4,595	(452)
Other current assets	3,240	2,776	464

Total current assets	91,906	89,933	1,973

II. Tangible fixed assets:

Land	21,783	22,012	(229)
Buildings and structures	60,993	61,585	(592)
Machinery and equipment	14,300	14,773	(473)
Construction in progress	529	103	426

	97,605	98,473	(868)
Accumulated depreciation	(47,197)	(46,653)	(544)

Net tangible fixed assets	50,408	51,820	(1,412)

III. Other assets:

Investments in affiliated companies	14,619	14,769	(150)
Investments	33,645	35,828	(2,183)
Goodwill	11,203	11,203	—
Other intangible fixed assets	11,561	12,351	(790)
Prepaid pension cost	807	263	544
Deferred tax assets	1,010	935	75
Other	6,117	6,285	(168)

Total other assets	78,962	81,634	(2,672)

Total Assets	221,276	223,387	(2,111)

	Current Consolidated
	Third Quarter	Previous Fiscal Year
Accounts	as of December 31, 2010	as of March 31, 2010	Increase/(Decrease)
(Liabilities)	Million Yen	Million Yen	Million Yen

I. Current liabilities:
Short-term bank loans	7,435	7,941	(506)
Payables:
Notes payable	1,937	2,174	(237)
Accounts payable — trade	9,862	9,161	701
Accounts payable	4,817	5,975	(1,158)

	16,616	17,310	(694)
Accrued payroll and bonuses	4,618	5,927	(1,309)
Accrued taxes	2,531	2,105	426
Other current liabilities	4,099	2,400	1,699

Total current liabilities	35,299	35,683	(384)

II. Long-term liabilities:
Reserves for retirement benefits	2,214	2,269	(55)
Deferred tax liabilities	9,083	9,380	(297)
Other long-term liabilities	2,499	2,502	(3)

Total long-term liabilities	13,796	14,151	(355)

Total liabilities	49,095	49,834	(739)

(Equity)

I. Common stock	13,260	13,260	—
II. Additional paid-in capital	29,388	29,366	22
III. Retained earnings	138,968	137,155	1,813
IV. Accumulated other comprehensive income (loss):
Foreign currency exchange adjustment	(9,802)	(7,505)	(2,297)
Unrealized gain on securities	2,890	3,669	(779)
Pension liability adjustment	(1,530)	(1,783)	253
V. Treasury stock	(2,884)	(2,532)	(352)

Total shareholders’ equity	170,290	171,630	(1,340)
VI. Noncontrolling interests	1,891	1,923	(32)

Total equity	172,181	173,553	(1,372)

Total liabilities and equity	221,276	223,387	(2,111)

(2)	Consolidated Quarterly Income Statements

	Previous Consolidated		Current Consolidated
	Third Quarter		Third Quarter
	(From April 1, 2009		(April 1, 2010		Increase/
Accounts	to December 31, 2009)		to December 31, 2010)		(Decrease)
	Million Yen	%	Million Yen	%	Million Yen

I. Sales	124,571	100.0	128,373	100.0	3,802
II. Operating expenses
Cost of sales	60,038	48.2	62,035	48.3	1,997
Selling, general and administrative expenses	58,482	46.9	57,143	44.5	(1,339)

Total operating expenses	118,520	95.1	119,178	92.8	658

Operating income	6,051	4.9	9,195	7.2	3,144
III. Other income and (expenses):
Interest income	119	0.1	89	0.1	(30)
Interest expense	(93)	(0.1)	(73)	(0.1)	20
Dividend income	596	0.5	623	0.5	27
Gain (loss) on sale and exchange of marketable securities and/or investment securities	8	0.0	15	0.0	7
Valuation loss on investment in marketable securities and/or investment securities	(1,440)	(1.2)	(1,085)	(0.9)	355
Other profit and (loss), net	279	0.2	(47)	(0.0)	(326)

Total other income (expenses)	(531)	(0.5)	(478)	(0.4)	53

Pre-tax net income	5,520	4.4	8,717	6.8	3,197
Income taxes	2,492	2.0	4,751	3.7	2,259

Equity in net income of affiliated companies and net income before profit (loss) attributable to noncontrolling interests	3,028	2.4	3,966	3.1	938
Equity in net income of affiliated companies	738	0.6	771	0.6	33

Net income	3,766	3.0	4,737	3.7	971
Profit and (loss) attributable to noncontrolling interests	(2)	(0.0)	(100)	(0.1)	(98)

Net income attributable to Wacoal Holdings Corp.	3,764	3.0	4,637	3.6	873

(Note)	Applying U.S. Financial Accounting Standards Board (FASB) Statement No. 220: “Comprehensive Income”, the increase/(decrease) of quarterly comprehensive profit and loss attributable to Wacoal Holdings Corp. for (1) the consolidated third quarter of the fiscal year ended March 31, 2010 and (2) the consolidated third quarter of the fiscal year ending March 31, 2011 was 6,309 million yen and 1,814 million yen, respectively.

(3)	Consolidated Cash Flow Statements

		Previous Consolidated Third Quarter	Current Consolidated Third Quarter
Accounts		(April 1, 2009 to December 31, 2009)	(April 1, 2010 to December 31, 2010)
		Million Yen	Million Yen
I.	Operating activities
1.	Net income	3,766	4,737
2.	Adjustments of net income to cash flow from operating activities
(1)	Depreciation and amortization	3,471	3,554
(2)	Allowance for returns and doubtful receivables	209	414
(3)	Deferred taxes	(512)	617
(4)	Gain (loss) on sale of fixed assets	77	(159)
(5)	Valuation loss on investment in marketable securities and investment securities	1,440	1,085
(6)	Gain (loss) on sale and exchange of marketable securities and investment securities	(8)	(15)
(7)	Equity in net income of affiliated companies (after dividend income)	(330)	(355)
(8)	Changes in assets and liabilities
	Decrease (increase) in receivables	1,313	(975)
	Decrease in inventories	462	844
	Decrease (increase) in other current assets	452	(515)
	Decrease in payables and accounts payable	(2,482)	(120)
	Increase (decrease) in reserves for retirement benefits	218	(163)
	Increase in other liabilities	368	633
(9)	Other	235	221

	Net cash flow from (used in ) operating activities	8,679	9,803

II.	Investing activities
1.	Net increase (decrease) in time deposits	—	(363)
2.	Proceeds from sales and redemption of marketable securities	8,095	2,495
3.	Acquisition of marketable securities	(7,374)	(1,425)
4.	Proceeds from sales of fixed assets	210	540
5.	Acquisition of tangible fixed assets	(2,558)	(1,985)
6.	Acquisition of intangible fixed assets	(1,146)	(525)
7.	Proceeds from sale of investments	—	98
8.	Acquisition of investments	(1,071)	(548)
9.	Proceeds from acquisition of shares of the newly consolidated subsidiaries	362	—
10.	Other	(128)	(116)

	Net cash flow provided by (used in) investing activities	(3,610)	(1,829)

III.	Financing activities
1.	Net increase (decrease) in short-term bank loans	73	(480)
2.	Proceeds from issuance of long-term debt	—	200
3.	Repayment of long-term debt	(199)	(69)
4.	Increase (decrease) in of treasury stock	(352)	(367)
5.	Dividends paid in cash	(3,511)	(2,824)

	Net cash flow provided by (used in) financing activities	(3,989)	(3,540)

IV.	Effect of exchange rate on cash and cash equivalents	3	(721)

V.	Increase (decrease) in cash and cash equivalents	1,083	3,713
VI.	Initial balance of cash and cash equivalents	22,939	24,317

VII.	Period end balance of cash and cash equivalents	24,022	28,030

Additional Information

	Cash paid for:
	Interest	93	73
	Income taxes, etc.	1,876	3,651
	Investment activities without cash disbursement:
	Acquisition amount of investment securities through stock swap	11	—
	Acquisition amount of shares of consolidated subsidiaries through stock swap	2,489	—

(4)	Notes on Going Concern
     Not applicable.

(5)	Segment Information
(i)	Operating Segment Information
Previous Consolidated Third Quarter (From April 1, 2009 to December 31, 2009)
(Unit: Million Yen)

		Wacoal
	Wacoal business	business	Peach John			Elimination or
	(Domestic)	(Overseas)	business	Other	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	88,413	14,288	9,895	11,975	124,571	—	124,571
(2) Internal sales or transfers among segments	1,341	4,822	7	2,352	8,522	(8,522)	—

Total	89,754	19,110	9,902	14,327	133,093	(8,522)	124,571

Operating income (loss)	5,299	1,216	(147)	(317)	6,051	—	6,051

Current Consolidated Third Quarter (From April 1, 2010 to December 31, 2010)
(Unit: Million Yen)

		Wacoal
	Wacoal business	business	Peach John			Elimination or
	(Domestic)	(Overseas)	business	Other	Total	corporate	Consolidated
Sales
(1) Sales to outside customers	87,344	15,349	9,161	16,519	128,373	—	128,373
(2) Internal sales or transfers among segments	1,654	4,549	47	3,278	9,528	(9,528)	—

Total	88,998	19,898	9,208	19,797	137,901	(9,528)	128,373

Operating income (loss)	7,906	1,494	(541)	336	9,195	—	9,195

(Note)	1.	As of the end of fiscal year ended March 31, 2010, FASB ASC 280 “Segment Reporting” has been applied in our financial statements. In accordance with the application of this FASB ASC 280, the segment information for the previous consolidated third quarter has been changed and presented as applicable.

	2.	In our annual securities report for the year ended March 31, 2010, Nanasai was presented as a separate business segment rather than within the “Other” business segment. However, Nanasai is included in the Other business segment in this earnings release disclosure.

	3.	Core products of respective businesses:

Wacoal business (Domestic):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
Wacoal business (Overseas):	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, sportswear, hosiery, etc.
Peach John business:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, and other textile-related products, etc.
Other:	innerwear (foundation, lingerie, nightwear and children’s innerwear), outerwear, other textile-related products, mannequins, shop design and implementation, etc.

(ii)	Segment Information by Region
Previous Consolidated Third Quarter (From April 1, 2009 to December 31, 2009)
(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Sales to outside customers	110,071	5,899	8,601	124,571
Distribution ratio	88.4%	4.7%	6.9%	100.0%

Operating income	4,272	985	794	6,051

Current Consolidated Third Quarter (From April 1, 2010 to December 31, 2010)
(Unit: Million Yen)

	Japan	Asia	Europe/N.A.	Consolidated
Sales to outside customers	112,622	6,813	8,938	128,373
Distribution ratio	87.7%	5.3%	7.0%	100.0%

Operating income	7,239	768	1,188	9,195

(Note)	1.	Countries or areas are classified according to geographical proximity.

	2.	Major countries and areas included in the respective segments other than Japan: Asia: various countries of East Asia and Southeast Asia Europe/N.A.: North America and European countries

(6)	Notes on Significant Changes in the Amount of Total Shareholders’ Equity
     Not applicable.

(7)	Status of Sales

		Previous Third Quarter		Current Third Quarter
		(April 1, 2009 to		(April 1, 2010 to
		December 31, 2009)		December 31, 2010)		Increase/(Decrease)
	Type of product	Amount	Distribution Ratio	Amount	Distribution Ratio	Amount	Distribution Ratio
		Million Yen	%	Million Yen	%	Million Yen	%
Innerwear	Foundation and lingerie	88,761	71.3	91,311	71.1	2,550	2.9
	Nightwear	7,642	6.1	6,902	5.4	(740)	(9.7)
	Children’s underwear	1,330	1.1	1,261	1.0	(69)	(5.2)

	Subtotal	97,733	78.5	99,474	77.5	1,741	1.8

	Outerwear/Sportswear	13,128	10.5	13,539	10.6	411	3.1

	Hosiery	1,390	1.1	1,413	1.1	23	1.7

	Other textile goods and related products	5,437	4.4	5,708	4.4	271	5.0

	Other	6,883	5.5	8,239	6.4	1,356	19.7

	Total	124,571	100.0	128,373	100.0	3,802	3.1